

June 10, 2014

Via E-mail
Ms. Diane K. Bryantt
Executive Vice President and Chief Financial Officer
Investors Real Estate Trust
1400 31st Avenue SW,
Suite 60
Minot, ND 58702-1988

>   Re: **Investors Real Estate Trust**
>   **Form 10-K for fiscal year ended April 30, 2013**
>   **Filed July 1, 2013**
>   **File No. 001-35624**

Dear Ms. Bryantt:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended April 20, 2013

Item 2. Properties, page 22

Summary of Individual Properties Owned as of April 30, 2013, page 24

Please address the following with respect to your response to our prior comment 1:

- Explain to us in greater detail how you determined the Dewey Hill Business Center and the Wirth Corporate Center were not impaired as of January 31, 2014. In your response please tell us the date you received these purchase offers and explain to us how the purchase offers were factored into your impairment analysis.

- For those properties for which no impairment analysis was performed as of April 30, 2013 because the property was generating positive NOI, please tell us whether the NOI generated by the property supports the company's carrying amount and the basis for your conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney at 202-551-3473 or Jennifer Gowetski, Senior Counsel at 202-551-3401 with any other questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant